

MUNDOVAL FUND

GLOBAL VALUE INVESTING



Worst May Since 1940 a Buying Opportunity For Mundoval

By some measures, May 2010 was a dismal month for stock investors. The Dow Jones Industrial Average, for example, hit several negative milestones:*

> The worst May performance since 1940
> The worst 1-month performance since February 2009
> Extreme volatility: only 6 trading days with less than a 100 point swing
> Return of -7.9% for the month

For the Mundoval Fund, however, we saw market dips in May as an excellent opportunity to buy more shares of quality businesses on the cheap.

As long-term value investors, we typically hold each company for a full market cycle- around 3 to 5 years. We don't view short-term price drops as a reason to panic or sell, but often as an opportunity to buy good companies at a reduced cost.

"Price is what you pay, value is what you get."

- Warren Buffet

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon.
- Low turnover of portfolio holdings provides potential tax savings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts as of 6/23/10

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	37
2009 Turnover:	15%
Net Assets:	$10.1 mil
Expense Ratio:	1.50%

No sales loads or distribution fees

Learn More

Read about the Mundoval Fund's global value strategy and download an account application at:

WWW.MUNDOVAL.COM

Important Considerations:

Investors should consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling (877) 59-FUNDS, or by visiting the Fund's website at www.mundoval.com. Please obtain and carefully read the prospectus before investing.

**Source: The Wall Street Journal, "Rough May Puts Dow 2.79% Lower for Year", May 29, 2010.*

7855 Ivanhoe Avenue, Suite 210 | La Jolla, CA 92307 | (858) 454-4837 | info@mundoval.com